SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

State Registry (NIRE) 35300016831

MATERIAL FACT

Corporate Reorganization of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Companhia” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law No. 6404/76 and the provisions of CVM Instruction No. 358/02, informs to its shareholders and to Market in general that on last Friday (03/09/18) (during outside office hours) the São Paulo State Government (GESP - Governo do Estado de São Paulo) received from a group of investors a letter aiming the potential acquisition of part of the shares, that will be held by GESP, to be issued by the Holding Company (“HoldCo”) referred to by Law 16.525/2017. The letter will be assessed by the State Privatization Program’s  Board (CDPED - Conselho Diretor do Programa Estadual de Desestatização), which has authority to decide for the continuity and conditions to incorporate HoldCo and the corporate reorganization of Sabesp. The transaction set forth in the letter is structured exclusively at the HoldCo level and will not affect the corporate control of Sabesp, which will remain held by GESP consistently with the provisions of the aforementioned state law. The identity of investors and the content of the letter will be kept under secrecy, in respect to the requirements of law set forth in the administrative procedure established by CDPED for the purposes of the transaction.

The State Law No. 16.525 of 2017 is available on https://www.al.sp.gov.br/repositorio/legislacao/lei/2017/lei-16525-15.09.2017.html. and at www.sabesp.com.br/investidores.

The company will keep the market updated on the progress of the matter within this Material Fact.

São Paulo, March 11, 2018.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 12, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.